Atlassian Announces Fourth Quarter and Fiscal Year 2016 Results

Quarterly revenue of $127.6 million, up 39% year-over-year
Quarterly IFRS operating loss of $11.4 million and non-IFRS operating income of $15.6 million
Quarterly free cash flow of $17.6 million

SAN FRANCISCO (August 4, 2016) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its fourth quarter and fiscal year ended June 30, 2016.

“Fiscal 2016 was a landmark year for Atlassian," said Scott Farquhar, Atlassian’s co-CEO and co-founder. "Over the past year, we grew revenue to more than $450 million, added over 12,300 net-new customers, generated over $95 million of free cash flow and completed a successful IPO. We are still early in our growth trajectory and expect fiscal 2017 to be another great year for the company. We are also excited about the addition of StatusPage, our first acquisition as a public company. StatusPage is a standout company in its category and is a natural extension of the software development and IT operations processes where Atlassian is a leader.”

Fourth Quarter Fiscal Year 2016 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $127.6 million for the fourth quarter of fiscal 2016, up 39% from $91.8 million for the fourth quarter of fiscal 2015.

•	Operating Loss: Operating loss was $11.4 million for the fourth quarter of fiscal 2016, compared with $3.3 million for the fourth quarter of fiscal 2015.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $4.7 million for the fourth quarter of fiscal 2016, compared with $1.2 million for the fourth quarter of fiscal 2015. Net loss per diluted share was $0.02 for the fourth quarter of fiscal 2016, compared with net loss of $0.01 per diluted share for the fourth quarter of fiscal year 2015.

•	Balance Sheet: Cash and cash equivalents and short-term investments at the end of the fourth quarter of fiscal 2016 totaled $743.1 million.
On a non-IFRS basis, Atlassian reported:

•	Operating Income: Operating income was $15.6 million for the fourth quarter of fiscal 2016, compared with $11.3 million for the fourth quarter of fiscal 2015.

•
Net Income and Net Income Per Diluted Share: Net income was $16.9 million for the fourth quarter of fiscal 2016, compared with $10.7 million for the fourth quarter of fiscal 2015. Net income per diluted share was $0.07 for the fourth quarter of fiscal 2016, compared with $0.07 per diluted share for the fourth quarter of fiscal 2015.

•
Free Cash Flow: Cash flow from operations for the fourth quarter of fiscal 2016 was $35.0 million while capital expenditures totaled $17.4 million, leading to free cash flow of $17.6 million, an increase of 150% year-over-year.

Fiscal Year 2016 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $457.1 million for fiscal year 2016, up 43% from $319.5 million for fiscal year 2015.

•	Operating Income/Loss: Operating loss was $5.9 million for fiscal year 2016, compared with operating income of $1.7 million for fiscal year 2015.

•
Net Income and Net Income Per Diluted Share: Net income was $4.4 million for fiscal year 2016, compared with $6.8 million for fiscal year 2015. Net income per diluted share was $0.02 for fiscal year 2016, compared with $0.04 per diluted share for fiscal year 2015.

On a non-IFRS basis, Atlassian reported:

•	Operating Income: Operating income was $77.1 million for fiscal year 2016, compared with $49.7 million for fiscal year 2015.

•
Net Income and Net Income Per Diluted Share: Net income was $71.3 million for fiscal year 2016, compared with $45.5 million for fiscal year 2015. Net income per diluted share was $0.35 for fiscal year 2016, compared with $0.28 per diluted share for fiscal year 2015.

•
Free Cash Flow: Cash flow from operations for fiscal year 2016 was $129.5 million while capital expenditures totaled $34.2 million, leading to free cash flow of $95.3 million, an increase of 45% year-over-year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:

•
Customer growth: Atlassian ended the fourth quarter of fiscal 2016 with a total customer count on an active subscription or maintenance agreement basis of 60,950, a 25% increase over June 30, 2015. Atlassian added 3,519 net new customers during the quarter.

•
StatusPage acquisition: In July, Atlassian announced the acquisition of StatusPage, a fast-growing leader in the status and incident communication space. StatusPage lets customers communicate the status of their services including incidents, performance data, and scheduled maintenance. End users can subscribe to real-time SMS and email updates, keeping them informed while lowering support costs for providers. StatusPage will continue to provide its standalone service offering in the near-term. Atlassian plans to accelerate StatusPage’s offering with future integrations across Atlassian’s collaboration portfolio.

•
New cloud products and Atlassian Marketplace growth: In May, Atlassian announced several initiatives that will continue to drive growth in the cloud. These included the beta launch of Bitbucket Pipelines, a continuous delivery service that allows software developers to build, test and deploy code from a single tool without switching, as well as the launch of native mobile apps for JIRA Software and Confluence. The Company also announced that the Atlassian Marketplace, which provides add-ons for its core products, reached more than $150 million of cumulative sales since its inception four years ago.

Financial Targets:
Atlassian is providing its financial targets for the first quarter and full fiscal year 2017. The company’s financial targets are as follows:

•	First Quarter Fiscal Year 2017:

•	Total revenue is expected to be in the range of $132 million to $134 million.

•	Gross margin is expected to be approximately 81% on an IFRS basis and approximately 84% on a non-IFRS basis.

•	Operating margin is expected to be (10%) on an IFRS basis and 14% on a non-IFRS basis.

•	Weighted average share count is expected to be in the range of 232 million to 234 million shares on a fully diluted basis.

•	Net loss per diluted share is expected to be approximately ($0.04) on an IFRS basis, and net income per diluted share is expected to be approximately $0.07 on a non-IFRS basis.

•	Fiscal Year 2017:

•	Total revenue is expected to be in the range of $592 million to $602 million.

•	Gross margin is expected to be approximately 81% on an IFRS basis and approximately 84% on a non-IFRS basis.

•	Operating margin is expected to be approximately (10%) on an IFRS basis and approximately 15% on a non-IFRS basis.

•	Weighted average share count is expected to be in the range of 234 million to 236 million shares on a fully diluted basis.

•
Net loss per diluted share is expected to be in the range of approximately ($0.18) to ($0.16) on an IFRS basis, and net income per diluted share is expected to be in the range of approximately $0.32 to $0.34 on a non-IFRS basis.

•	Free cash flow is expected to be in the range of $145 million to $155 million.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income per diluted share, and free cash flow have been provided in the financial statement tables included in this press release.

Webcast and Conference Call Details:

•	When: August 4, 2016 at 2:00 P.M. Pacific Time (5:00 P.M. Eastern Time).

•
Webcast:  A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: http://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial in: To access the call via telephone in North America, please dial 1-888-346-0688. For international callers, please dial 1-412-902-4250. Participants should request the “Atlassian call” after dialing in.

•
Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10087956). International callers, please dial 1-412-317-0088 (access code 10087956).

Atlassian has used, and intends to continue to use, its Investor Relations website (https://investors.atlassian.com), as a means of disclosing material non-public information and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 60,000 large and small organizations - including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA - use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn about products including JIRA Software, Confluence, HipChat, Bitbucket and JIRA Service Desk at http://atlassian.com.

Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Heather Staples
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as “may,” “will,” “should,” “might,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this press release include, but are not limited to, statements about our products, including our investments in products, technology and other key strategic areas, benefits related to our recent acquisition, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow.
Atlassian undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Atlassian’s results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect Atlassian’s financial results is included in filings it makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the company’s Form F-1 previously filed with the SEC and Form 6-K report filed on May 12, 2016. These documents are available on the SEC Filings section of the Investor Relations section of Atlassian’s website at: http://investors.atlassian.com.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures reflect adjustments based on the items below:
Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share-based compensation, amortization of acquired intangible assets and related income tax effects on these items.
Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consist of purchases of property and equipment and acquired intangible assets.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets and income tax effect on these items from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets and the tax effects of those items allow for more meaningful comparisons between our operating results from period to period.
We include the effect of our outstanding share options and restricted share units (“RSUs”) in weighted-average shares used in computing non-IFRS net income per diluted share. IFRS excludes the impact of the full weighting of these outstanding equity awards until the effectiveness of our initial public offering (“IPO”). We have presented the full weighting impact of these additional shares from previously granted share options and RSUs, as if they were outstanding from the date of grant, in order to provide investors with insight into the full impact of all potentially dilutive awards outstanding and to provide comparability.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

•	as measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2016	2015	2016	2015
Revenues
Subscription	$43,590	$26,023	$146,659	$85,891
Maintenance	58,808	45,894	218,848	160,373
Perpetual license	17,911	15,312	65,487	57,373
Other	7,279	4,581	26,064	15,884
Total revenues	127,588	91,810	457,058	319,521
Cost of revenues (1) (2)	21,126	15,264	75,783	52,932
Gross profit	106,462	76,546	381,275	266,589
Operating expenses
Research and development (1)	60,830	43,175	208,306	140,853
Marketing and sales (1) (2)	30,980	19,231	93,391	67,989
General and administrative (1)	26,042	17,482	85,458	56,033
Total operating expenses	117,852	79,888	387,155	264,875
Operating income (loss)	(11,390)	(3,342)	(5,880)	1,714
Other non-operating income (expense), net	(342)	779	(1,072)	(2,615)
Finance income	1,244	50	2,116	226
Finance costs	(9)	(10)	(71)	(74)
Loss before income tax benefit	(10,497)	(2,523)	(4,907)	(749)
Income tax benefit	5,795	1,352	9,280	7,524
Net income (loss)	$(4,702)	$(1,171)	$4,373	$6,775
Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.02)	$(0.01)	$0.02	$0.04
Diluted	$(0.02)	$(0.01)	$0.02	$0.04
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	214,505	144,008	182,773	144,008
Diluted	214,505	144,008	193,481	145,500

(1)Amounts include share-based payment expense, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2016	2015	2016	2015
Cost of revenues	$1,606	$887	$5,371	$2,862
Research and development	12,542	6,444	35,735	22,842
Marketing and sales	3,385	1,969	11,945	6,670
General and administrative	7,553	3,620	22,429	9,160

(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2016	2015	2016	2015
Cost of revenues	$1,909	$1,737	$7,405	$6,417
Marketing and sales	21	16	86	40

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)
(unaudited)

	June 30, 2016	June 30, 2015
Assets
Current assets:
Cash and cash equivalents	$259,709	$187,094
Short-term investments	483,405	30,251
Trade receivables	15,233	11,747
Current tax receivables	6,013	939
Prepaid expenses and other current assets	14,178	8,600
Total current assets	778,538	238,631
Non-current assets:
Property and equipment, net	58,762	41,948
Deferred tax assets	127,411	81,519
Goodwill	7,138	7,152
Intangible assets, net	13,577	21,099
Other non-current assets	5,547	6,812
Total non-current assets	212,435	158,530
Total assets	$990,973	$397,161
Liabilities
Current liabilities:
Trade and other payables	$57,886	$52,636
Current tax liabilities	286	973
Provisions	4,716	3,314
Deferred revenue	173,612	131,231
Total current liabilities	236,500	188,154
Non-current liabilities:
Deferred tax liabilities	6,639	4,919
Provisions	2,170	1,873
Deferred revenue	7,456	5,334
Other non-current liabilities	6,545	6,827
Total non-current liabilities	22,810	18,953
Total liabilities	$259,310	$207,107
Equity
Share capital	$21,620	$18,461
Share premium	441,734	5,744
Other capital reserves	244,335	146,794
Other components of equity	4,699	4,153
Retained earnings	19,275	14,902
Total equity	$731,663	$190,054
Total liabilities and equity	$990,973	$397,161

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2016	2015	2016	2015
Operating activities
Loss before income tax	$(10,497)	$(2,523)	$(4,907)	$(749)
Adjustments to reconcile loss before income tax to net cash provided by operating activities:
Depreciation and amortization	6,342	4,559	21,926	15,511
Net (gain) loss on disposal of property and equipment	(33)	19	165	71
Net unrealized foreign currency loss (gain)	160	(856)	152	1,473
Share-based payment expense	25,086	12,920	75,480	41,534
Change in fair value of contingent consideration	—	—	—	(155)
Interest income	(1,244)	(49)	(2,116)	(225)
Changes in assets and liabilities:
Trade receivables	(1,101)	(3,125)	(3,487)	(7,932)
Prepaid expenses and other assets	(2,454)	(4,462)	(4,203)	(9,846)
Trade and other payables, provisions and other non-current liabilities	5,647	3,363	11,622	16,067
Deferred revenue	14,979	13,903	44,503	47,381
Interest received	1,381	13	2,839	156
Income tax paid, net of refunds	(3,271)	(2,985)	(12,432)	(5,065)
Net cash provided by operating activities	34,995	20,777	129,542	98,221
Investing activities
Business combinations, net of cash acquired	—	(7,280)	—	(10,615)
Purchases of property and equipment	(17,394)	(13,730)	(34,213)	(31,776)
Purchases of intangible assets	—	—	—	(900)
Purchases of investments	(133,639)	(15,289)	(569,067)	(50,033)
Proceeds from maturities of investments	17,470	30,281	65,294	64,758
Proceeds from sales of investments	43,140	—	49,501	—
Payment of deferred consideration	—	—	(1,025)	—
Net cash used in investing activities	(90,423)	(6,018)	(489,510)	(28,566)
Financing activities
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs	—	—	431,447	—
Proceeds from exercise of share options, including early exercised options	2,466	1,113	6,732	2,338
Employee payroll taxes paid related to net share settlement of equity awards	—	—	(5,395)	—
Net cash provided by financing activities	2,466	1,113	432,784	2,338
Effect of exchange rate changes on cash and cash equivalents	(223)	50	(201)	(1,665)
Net increase (decrease) in cash and cash equivalents	(53,185)	15,922	72,615	70,328
Cash and cash equivalents at beginning of period	312,894	171,172	187,094	116,766
Cash and cash equivalents at end of period	$259,709	$187,094	$259,709	$187,094

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2016	2015	2016	2015
Gross profit:
IFRS gross profit	$106,462	$76,546	$381,275	$266,589
Plus: Share-based payment expense	1,606	887	5,371	2,862
Plus: Amortization of acquired intangible assets	1,909	1,737	7,405	6,417
Non-IFRS gross profit	$109,977	$79,170	$394,051	$275,868
Operating income:
IFRS operating income (loss)	$(11,390)	$(3,342)	$(5,880)	$1,714
Plus: Share-based payment expense	25,086	12,920	75,480	41,534
Plus: Amortization of acquired intangible assets	1,930	1,753	7,491	6,457
Non-IFRS operating income	$15,626	$11,331	$77,091	$49,705
Net income:
IFRS net income (loss)	$(4,702)	$(1,171)	$4,373	$6,775
Plus: Share-based payment expense	25,086	12,920	75,480	41,534
Plus: Amortization of acquired intangible assets	1,930	1,753	7,491	6,457
Less: Income tax effects and adjustments	(5,437)	(2,771)	(16,018)	(9,244)
Non-IFRS net income	$16,877	$10,731	$71,326	$45,522
Net income per share:
IFRS net income (loss) per share - basic	$(0.02)	$(0.01)	$0.02	$0.04
Plus: Share-based payment expense	0.12	0.09	0.42	0.29
Plus: Amortization of acquired intangible assets	0.01	0.01	0.04	0.05
Less: Income tax effects and adjustments	(0.03)	(0.02)	(0.09)	(0.06)
Non-IFRS net income per share - basic	$0.08	$0.07	$0.39	$0.32

IFRS net income (loss) per share - diluted	$(0.02)	$(0.01)	$0.02	$0.04
Plus: Share-based payment expense	0.11	0.08	0.37	0.26
Plus: Amortization of acquired intangible assets	0.01	0.01	0.04	0.04
Less: Income tax effects and adjustments	(0.03)	(0.01)	(0.08)	(0.06)
Non-IFRS net income per share - diluted	$0.07	$0.07	$0.35	$0.28
Weighted-average diluted shares outstanding:
Weighted-average shares used in computing diluted IFRS net income (loss) per share	214,505	144,008	193,481	145,500
Dilution from share options and RSUs (1)	17,417	1,496	—	—
Dilution from share options and RSUs granted in periods prior to IPO (2)	—	17,802	8,205	17,573
Weighted-average shares used in computing diluted non-IFRS net income per share	231,922	163,306	201,686	163,073
Free cash flow:
IFRS net cash provided by operating activities	$34,995	$20,777	$129,542	$98,221
Less: Capital expenditures	(17,394)	(13,730)	(34,213)	(32,676)
Free cash flow	$17,601	$7,047	$95,329	$65,545
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended June 30, 2016 and 2015 because the effect would have been anti-dilutive.
(2) Gives effect to share options and RSUs in periods prior to our IPO for comparability.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending September 30, 2016	Fiscal Year Ending June 30, 2017
Revenue	$132 million to $134 million	$592 million to $602 million

IFRS gross margin	81%	81%
Share-based payment expense	1	2
Amortization of acquired intangible assets	2	1
Non-IFRS gross margin	84%	84%

IFRS operating margin	(10%)	(10%)
Share-based payment expense	23	24
Amortization of acquired intangible assets	1	1
Non-IFRS operating margin	14%	15%

IFRS net loss per share - diluted	($0.04)	($0.18) to ($0.16)
Share-based payment expense	0.13	0.60
Amortization of acquired intangible assets	0.01	0.04
Income tax effects and adjustments	(0.03)	(0.14)
Non-IFRS net income per share - diluted	$0.07	$0.32 to $0.34
Weighted-averages shares used in computing diluted non-IFRS net income per share	232 million to 234 million	234 million to 236 million

IFRS net cash provided by operations		$160 million to $170 million
Less: Capital expenditures		(15 million)
Free cash flow		$145 million to $155 million